Exhibit 99.1

Sanofi successfully prices EUR 1 billion bond issue

Paris, France - August 29, 2013 - Sanofi (EURONEXT: SAN and NYSE: SNY) announces that it has successfully priced its offering of EUR 1 billion of notes, due 2020, bearing interest at an annual rate of 1.875%.

The issue is drawn under the Company’s Euro Medium Term Note Programme.

Sanofi intends to use the net proceeds of the offering for general corporate purposes, including the repayment of existing borrowings.

ING, Natixis, Société Générale and Unicredit acted as joint bookrunners for the offering. RBS and Santander were co-lead managers for the offering.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties or to qualified investors (investisseurs qualifiés) other than individuals, in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1 and D. 411-4, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier.  The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi’s beliefs and expectations are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Sanofi does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information:

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

Media Relations	Investor Relations
Laurence Bollack	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com